April 17, 2006

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Via EDGAR Correspondence

RE:   Elcom International, Inc. ("Elcom" or the "Company")
       Form 10-KSB for the Fiscal Year Ended December 31, 2004 ("Form 10-KSB")
       Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
       Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
       Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
       File No. 000-27376

Ladies and Gentlemen:

         This  correspondence  responds in detail to the  Commission's  comment letter on the Company's  referenced filings,  which comments were issued by letter dated January 17, 2006 ("January  Comments").  The January  Comments
were a follow on to the  Commission's  comment  letter on the Company's  referenced  filings,  which  comments were issued by letter dated August 30, 2005 ("August  Comments"),  and responded to by the Company on September 30, 2005
("September Response").  Because of the complexity of the accounting  requirements that are being addressed,  Elcom very much  appreciates  the  Commission's  patience  in  allowing  the  Company  additional  time to  prepare  this response.

         This  correspondence   provides  specific  responses  to  the  Commission's  January  Comments.   For  the
Commission's  convenience,  we have  repeated the  Commission's  January  Comments in italics,  followed by Elcom's responses.  Capitalized  terms in this  correspondence  that are not otherwise  defined  herein,  have the meanings ascribed to them in the September Response.

         Elcom has made a variety of  revisions  to its 2005  10-KSB  filed on March 31,  2006 in  response  to the
Commission's  August Comments and January Comments.  In addition,  as Elcom's business continues to evolve, in 2006 the Company plans to further reduce the discussion of SOP 97-2 and SOP 98-9, as the 2004  comparative  amounts that this literature is primarily applicable to, will no longer be included in the Company's financial statements.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Elcom has included  the  following  disclosure  under the caption  "Critical  Accounting  Policies  and  Estimates"
beginning on page 16 of its 2005 10-KSB:

   (iii)   Revenue Recognition

           The Company  markets both an enterprise and  non-enterprise  (hosted) model of PECOS  software.  Revenue consists  principally of fees for licenses,  and hosting services,  and the Company also earns fees from certain  clients by providing a separate,  test  instance of its hosted  software  system for  specified periods of time,  for the client's  use in  evaluating  various  operational  aspects of the system.  In addition,  the Company earns usage and volume related fees derived from  "eMarketplace"  activities,  as well as fees from certain  suppliers for  maintaining  their data in the  ePurchasing  system for mutual customers.  The Company earns professional  services fees for  implementation  and related  professional services.  As part of the revenue recognition  process,  significant  management judgments and estimates must  be made  and  used  to  determine  the  revenue  recognized  in any  accounting  period.  Material differences  may result in the amount and timing of our revenue  for any period if Elcom made  different judgments or utilized different estimates.

           All but one of Elcom's hosted  services  clients do not have an unfettered  right to take  possession of the hosted PECOS  software.  The hosting  services  agreements  typically  require  Elcom to establish a functional  instance of its  software  solution  specific to the client  before the hosting term begins.
           Hosting  services  agreements  also  generally  call for the  Company to provide  technical  support and software  updates and upgrades to customers  during the term of the  agreement.  The Company  recognizes these hosting  services  revenues over the hosting term, which is typically one year, in accordance with
           Emerging  Issues Task Force ("EITF") 00-3,  Application  of AICPA  Statement of Position 97-2,  Software
           Revenue  Recognition,  Arrangements  That Include the Right to Use Software  Stored on Another  Entity's
           Hardware ("EITF 00-3"),  and SEC Staff Accounting  Bulleting Topic 13, Revenue  Recognition  ("SAB 13").
           The Company  recognizes  revenue on this basis because its customers do not have (except as noted below)
           the  contractual  right to take  possession  of the  software  at any time  during the  hosting  period.
           Certain of these  agreements  provide for an initial  implementation  fee for  creating  and  bringing a client's PECOS system live and time-based  hosting  services fees thereafter.  If an agreement  provides for the payment of fees,  beyond those for hosting services and  implementation,  this additional fee is typically  recognized  ratably over the first year of the  arrangement,  as all current hosting services agreements are subject to annual renewal by the customer.

           One of the Company's  customers,  Capgemini,  has an unfettered  contractual right to take possession of the  eProcurement  software at any time, and the Company and Capgemini  jointly  maintain a "hot back-up site" to support  certain  customer  requirements.  The Company has concluded  that,  due to Capgemini's technological  expertise,  and the jointly  maintained back-up site, it is feasible for this customer to run the software on its own without  significant  penalty.  Accordingly,  the Company  accounts for this contract in  accordance  with  Statement of Position  ("SOP") 97-2,  Software  Revenue  Recognition,  as
           amended by SOP 98-9,  Modification of SOP 97-2,  Software  Revenue  Recognition  with Respect to Certain
           Transactions  ("SOP 97-2, as amended")  using the residual  method.  In this case the contract calls for a  license  fee,  specific  fees for  initial  professional  services  as  locations  are  brought  live
           (implementation  fees) and ongoing hosting services for each location.  Under the residual  method,  the total contract fee for this contract was first allocated to the fair value of the  undelivered  elements
           (i.e.,  implementation  services and hosting  fees) based on their vendor  specific  objective  evidence
           ("VSOE") and the  remaining  portion of the total  contract fee was  allocated to the software  license.
           The Company  determined  the VSOE of fair value for the  implementation  services based upon its current and  historical  pricing  for those  services  when sold  separately  and VSOE of fair value for hosting services  based  upon  substantive  renewal  rates.  Per the terms of this  contract,  the timing of the payment of the  license  fee for this  contract  was based upon the  number of Public  Entities  signing agreements.  Accordingly,  the license fee revenue was  recognized  as the  milestones  were met and the license  payments  became due. The final  milestone was achieved in 2004.  Implementation  fees for this contract are recognized as revenue upon  completion of the  professional  services,  in accordance  with the client  specifications  and hosting  services fees are  recognized  over the hosting  services term, generally one year.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

           Deferred  revenue  includes  amounts  received from customers for which revenue has not been  recognized and  generally  result from advance  customer  payments for hosting  services  fees for services not yet rendered and deferred until all  requirements  under EITF 00-3,  SAB 13 or SOP 97-2, as applicable,  are met.  Deferred  revenue is  recognized  upon delivery of our product,  as services are  rendered,  or as other requirements requiring deferral are satisfied.

         In addition,  the Company also amended its financial  statement  footnote  regarding revenue  recognition, and included the following as footnote 2(h), beginning on page F-9 of its December 31, 2005 financial statements:

(h) Revenue Recognition

         License,  hosting services and other fees revenues consist  principally of ongoing fees for hosting of the
Company's software.  Professional services revenues consist principally of implementation,  consulting and training fees for users of the Company's software solutions.

         The Company's  specific policies for recognition of hosting services  revenues,  other fees revenues,  and professional services revenues are as follows:

         License  and  Hosting  Services  Revenue.  The  Company  has  historically  offered  both  enterprise  and non-enterprise  (hosted)  versions of its PECOS  solution.  For the years  ended  December  31, 2005 and 2004,  all
Company revenues relate to hosting services agreements.

         All but one of Elcom's hosted services  clients do not have an unfettered  right to take possession of the hosted  PECOS  software.  The hosting  services  agreements  typically  require  Elcom to  establish  a  functional instance  of its  software  solution  specific to the client  before the  hosting  term  begins.  Hosting  services agreements also generally call for the Company to provide  technical  support and software  updates and upgrades to customers  during the term of the  agreement.  The Company  recognizes  these  hosting  services  revenues over the hosting  term,  which is  typically  one year,  in  accordance  with  Emerging  Issues  Task Force  ("EITF")  00-3,
Application of AICPA  Statement of Position  97-2,  Software  Revenue  Recognition,  Arrangements  That Include the
Right to Use Software Stored on Another Entity's  Hardware,  and SEC Staff  Accounting  Bulleting Topic 13, Revenue
Recognition.  Certain of these  agreements  provide for an initial  implementation  fee for creating and bringing a client's  PECOS system live and  time-based  hosting  services fees  thereafter.  If an agreement  provides for the payment  of fees,  beyond  those  for  hosting  services  and  implementation,  this  additional  fee is  typically recognized ratably over the first year of the arrangement,  as all current hosting services  agreements are subject to annual renewal by the customer.

         One of the Company's  customers,  Capgemini UK Plc ("Capgemini"),  has an unfettered  contractual right to take  possession of the software at any time, and the Company and Capgemini  jointly  maintain a "hot back-up site"
to support  certain  customer  requirements.  The Company has  concluded  that,  due to  Capgemini's  technological expertise,  and the jointly  maintained  back-up  site, it is feasible for this customer to run the software on its own  without  significant  penalty.  Accordingly,  the  Company  accounts  for this  contract  in  accordance  with
Statement of Position  ("SOP") 97-2,  Software  Revenue  Recognition,  as amended by SOP 98-9,  Modification of SOP
97-2,  Software  Revenue  Recognition  with Respect to Certain  Transactions  ("SOP 97-2,  as  amended")  using the residual  method.  In this case the  contract  calls for a license  fee,  specific  fees for  initial  professional services as locations  are brought  live  (implementation  fees) and ongoing  hosting  services for each  location.
Under the residual  method,  the total contract fee for this contract was first  allocated to the fair value of the undelivered  elements (i.e.,  implementation  services and hosting fees) based on their vendor  specific  objective evidence ("VSOE") and the remaining  portion of the total contract fee was allocated to the software  license.  The
Company  determined  the VSOE of fair value for the  implementation  services based upon its current and historical pricing  for  those  services  when  sold  separately  and VSOE of fair  value  for  hosting  services  based  upon substantive  renewal rates.  Per the terms of this contract,  the timing of the payment of the license fee for this contract  was based  upon the  number of sites  signing  agreements.  Accordingly,  the  license  fee  revenue  was recognized as the  milestones  were met and the license  payments  became due. The final  milestone was achieved in
2004.  Implementation  fees for this  contract  are  recognized  as revenue  upon  completion  of the  professional services,  in accordance with the client  specifications  and hosting services fees are recognized over the hosting services term, generally one year.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

         Other Fees  Revenue.  The Company  also earns fees from  certain  clients by  providing  a separate,  test instance of its hosted  software system for specified  periods of time, for the client's use in evaluating  various operational  aspects of the  system.  Test system fees are  included  in other fees  revenues as earned.  Usage and volume  related fees derived from  "eMarketplace"  activities  are  recognized  as earned and are included in other fees revenues.  The Company also earns fees from certain  suppliers for  maintaining  their data in the ePurchasing system for mutual customers, which fees are recognized as earned and are also included in other fees revenues.

         Professional  Services Revenue.  Professional  services revenue,  primarily  implementation,  training and other  technical  consulting  services are  generally  recognized  at the time the service is  performed  and it is determined that the Company has fulfilled its related obligations.

         Deferred  Revenue.  Revenue  on  software  transactions  in which  there are  outstanding  obligations  is deferred and recognized  once such  obligations  are fulfilled.  Included in deferred  revenue at December 31, 2005 and 2004  was  deferred  revenue  associated  with  the  Capgemini  UK Plc  agreement  of  $387,000  and  $329,000, respectively.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

Prior Comment Number 1

SEC January Comment #1

We note your  response  with  respect to your policy for  establishing  VSOE of fair value of the  elements in your
Legacy Software license sales.  With respect to your policy, please address the following:

           Your response  states that in certain cases your Legacy  Software  license  agreements provided  license fees for  subsequent  years.  Explain the cases where the  agreement provided for such license  fees and what the customer was  receiving in  consideration for these fees. As part of your  response,  clarify  whether your Legacy  Software was sold as perpetual or term licenses.

Elcom had one Legacy  Software  arrangement  that extended  into 2003.  This  arrangement  provided that the client could  renew the  arrangement  annually  by paying  both a license  and a  maintenance  fee.  The  client  was also entitled to cancel the license at any time on thirty days notice,  so long as they were contract  compliant at such time.  The  arrangement  provided  that upon  making the  payments  the client was  entitled to continue to use the software  system and was also entitled to unspecified  software  system  upgrades and  maintenance  support for the ensuing year. In the case of this Legacy  Software  arrangement  the client was in arrears on their  contract,  and agreed to bring their fees current in exchange for Elcom agreeing to accept their cancellation notice.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Elcom's  other  Legacy  Software  arrangements  did not extend into 2003.  Such other  "pre-2003"  Legacy  Software arrangements  provided a variety of license periods,  from one year to perpetual,  and most provided the client the right to cancel the contract on thirty days notice.  All  required the client to pay an annual  maintenance  fee to be entitled to  unspecified  software  system  upgrades and  maintenance  support.  Although there is not a totally consistent  fact  pattern,  certain  clients  were willing to pay annual  license fees (in addition to  maintenance fees) either to reduce the initial  license fee or to gain an ability to change their hardware  platforms and still be entitled to maintenance and unspecified upgrades for their then current hardware platform.

         Your response  indicates that you have  established VSOE of your software license and unspecified upgrades and  maintenance  (collectively  referred to as "post contract  support" or "PCS") based on `the number of Legacy Software  licenses,  and renewals thereof it has  accomplished,  and the consistency  among  them'.  This  indicates  that  you  have  established  VSOE of your  software license by renewal of the  license.  If correct,  clarify  whether  the  renewal of the  software license was a separate sale of the license, i.e. without any other elements such as PCS.

The  referenced  statement  speaks to the Company's  demonstrated  ability,  based upon  substantive  annual client renewals  of the  maintenance  and  unspecified  software  system  upgrade  arrangements,  to  charge  and  collect approximately  20% of Legacy Software  license fees in exchange for maintenance  and unspecified  upgrades;  it was intended to address the VSOE of the annual  maintenance  fee charged for  unspecified  software system upgrades and
maintenance  support  in  pre-2003  Legacy  Software   arrangements,   not  the  Legacy  Software  license  charges
themselves.  Elcom has not  established  VSOE of its licenses,  but has established  VSOE of professional  services charges and  historically,  unspecified  software  system  upgrades and  maintenance  support (as a  percentage  of license fees). In general,  the Legacy Software  arrangements  that required  annual license  payments  contained a fee schedule  that  separately  set forth the annual amount  payable for the license and the annual amount  payable for maintenance  support and unspecified  upgrades.  Our review did not note a circumstance  where the client could renew a license  without  support,  but Elcom would have accepted such an  arrangement,  if it were proposed.  Such contracts have only been briefly reviewed,  as the revenues resulting from them were primarily  recognized prior to
2003.

         We note your  reference to Example 4 of paragraph 6 in SOP 98-9 when  describing  your policy for establishing  VSOE of fair value of post contract  support.  However,  you have also indicated in your  response  that you have  established  VSOE of fair value of the  software  license and post contract  support.  If you have  established  VSOE of fair value for the license then explain why you apply the  residual  method to these  arrangements  as the  residual  method  should  only be applied when VSOE of fair value does not exist for one or more of the  delivered  items.  Further
         Example 4 in SOP 98-9  refers to software  sales that  contain one price for the license and PCS.
         Clarify why you apply this  guidance to your  arrangements  as your response  indicates  that you have separate prices in your arrangements for license and PCS.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

The  referenced  September  Response  was intended to point out that  Elcom's  accounting  would result in the same revenue  recognition  under either approach and, in part,  related to a few pre-2003  situations  where the license and  first  year  maintenance  support  and  unspecified  upgrades  were  not  separately  stated.  Elcom  has  not established  VSOE of its licenses,  but has established  VSOE of professional  services  charges and  historically, unspecified  software system upgrades and maintenance  support (as a percentage of license fees).  Accordingly,  in such specific  (pre-2003)  cases, the Company would split the Legacy Software  contract revenue between license and first year maintenance support and unspecified  upgrades,  based on what the contract under consideration  provided regarding  charges for  maintenance  support  and  unspecified  upgrades  for future  years and Elcom's  history of substantive  annual  renewals in support of the  separate  fees  charged for  maintenance  support and  unspecified upgrades, which generally approximated 20% of license revenues.

         We note that these  arrangements  contain an element  for `other  custom  services'.  Tell us all the services  that are included in this  description  and how you have  established  VSOE of fair value for each  service.  Note, a rate  schedule,  in and of itself,  does not qualify as VSOE of fair value.

Legacy Software  agreements  generally provided the customer with the option to request that Elcom furnish computer
programming,  installation,   implementation,  training,  consulting,  design,  conversion  or  other  professional technical  services.  Such services would have been agreed to in a separate  specification  document,  and rendered on a time and materials basis at rates consistent with what Elcom would, and has, charged on a stand-alone basis.

SEC January Comment #2

For your Hosted  Software  clients,  further  explain why you believe it is  appropriate  to recognize  revenues in accordance  with SAB Topic 13.  Clarify  your use of the term  `limited  rights' and address  whether  your clients have the  contractual  right to take  possession  of the  software  at any time  during the  hosting  period.  Also explain why you believe your customers  would incur  significant  costs and effort to operate the software on their own or to engage a third party to do so.  Explain how you have  determined  that your  customers  would incur these significant  costs and why you  believe  this would  represent  a  significant  penalty as  descried  in EITF 00-3, footnote 1.

Except for the Capgemini  arrangement,  the Company's hosted software system arrangements  generally provide that a client can take  possession  of the software  system  (from an escrow  agent) if Elcom files for  protection  under bankruptcy  laws,  or enters into a similar  arrangement  such as the  assignment  of its assets for the benefit of creditors or if Elcom  ceases to do business.  Because the clients may take  possession  of the software  system in only these limited  circumstances,  the questions of cost and  difficulty for a client to move forward on their own are  somewhat  academic,  but  generally  such a client or their  stipulated  vendor would be required to duplicate
Elcom's computer  infrastructure and have the technical  competence to run the various software system processes in order to continue the service.  The Company  believes that  although it could be done, it would entail  substantial costs, and that a client would undertake a more cost effective  approach,  such as using the software  available in their legacy system or by hiring an alternative vendor.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

As further detailed below in the response to SEC January Comment 7, Capgemini has an unfettered  contractual  right to take  possession  of the software  system at any time,  and the Company and  Capgemini  jointly  maintain a "hot back-up  site" to support  certain  customer  requirements.  The Company has  concluded  that,  due to  Capgemini's technological  expertise,  and the jointly  maintained  back-up  site,  it is feasible for this customer to run the software system on its own without  significant  penalty.  This arrangement does not exist with any other client at this time.

Prior Comment Number 2

SEC January Comment #3

Your response  indicates that you analyze the  establishment of VSOE for your  maintenance  services for the Legacy
Software  and  hosting  services  for your  Hosted  Software  in a similar  manner.  As hosting  services  are very different  in nature than  maintenance  services,  please  advise why you believe the renewal  percentage  for your maintenance  services is relevant when  establishing  VSOE of fair value for your hosting  services.  Additionally, tell us whether you have sold your hosting services separately to establish VSOE of fair value for those services.

The referenced  response becomes  confused  because it is addressing the  Commission's  query in the context of the
Capgemini  arrangement,  which is documented  as a hosting  arrangement,  but  accounted  for as a Legacy  Software arrangement in accordance with SOP 97-2 and SOP 98-9.  While the underlying  services  provided are very different, at the time of the Capgemini  agreement Elcom priced hosting  services  agreements and Legacy Software  maintenance services in a consistent manner,  and has established the VSOE in a consistent manner,  i.e., the price charged has been  contractually  established  and Elcom has achieved  substantive  annual  renewals and payments  from Scottish
Executive  customers (the end users in the Capgemini  arrangement) in accordance  with the contract.  Historically,
Elcom has not separately  sold hosting  services;  Elcom has only hosted  clients that use our software  system and the Company  recognizes  the related  hosting  services  fees over the term of each  arrangement.  As a result of a recent  contract  Elcom has  agreed to sell  separate  hosting  services  that do not  involve  use of our  primary software system, but has not yet done so.

It should be noted that it is much more  straightforward  for Elcom to provide  hosting  services in lieu of Legacy
Software  maintenance  and  support,  as  the  majority  of  support/maintenance  issues  in  the  Legacy  Software environment  were due to client  actions at the client site,  out of Elcom's  control.  Because  Elcom  maintains a stable  data  processing  environment,  with  complete  knowledge  of  the  software  system  and  processing,  the difficulties  encountered  are  minimized,  and when a support  requirement  arises  Elcom  has much more  complete knowledge  of the  issue  because  it  controls  the  environment,  enabling  more  efficient  problem  resolution.
Therefore,  although  it is true that the  services  rendered in hosting  services  arrangements  and the  services provided in Legacy  Software  maintenance  support and  unspecified  upgrades  are quite  different,  the value and utility to the client are  essentially  the same, and hence,  the amounts clients are willing to pay are also quite similar.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

SEC January Comment #4

Clarify   the  manner  in  which  you  have   established   VSOE  for  the   elements   you  refer  to  as  `annual
maintenance/hosting'  element.  Clarify the nature of these services and whether your hosting  arrangements contain a separate  element for  maintenance  services.  If so,  clarify  exactly  what  maintenance  services are required pursuant to your  arrangements.  Also address the substance of the declining  state renewal rates in your Capgemini arrangement and your reference to a percentage that is calculated using averages.

Once again,  this response has become confused  because it is addressing the  Commission's  query in the context of the Capgemini arrangement,  which is documented as a hosting arrangement,  but accounted for in accordance with SOP
97-2 and SOP 98-9. As described  above,  Elcom has  established  through client renewal and payment for maintenance support  and  unspecified  upgrades  relative  to  Legacy  Software  arrangements  that it has VSOE of the value of maintenance  support and unspecified  upgrades,  which is generally 20% of the related Legacy Software  arrangement license  charge.  The  Capgemini  arrangement  is the  only  arrangement  that is being  accounted  for as a Legacy
Software  arrangement,  and only  provides for ongoing  hosting fees,  there are no separate  fees for  maintenance services,  nor is there any requirement to provide software system upgrades.  The Capgemini arrangement is also the last significant hosting services  arrangement where Elcom obtained a separate  "license-type"  payment, and is the last hosting services  agreement that Elcom priced in a manner consistent with its Legacy Software pricing,  and is the only agreement currently being accounted for under SOP 97-2 and SOP 98-9.

The  declining  cost for  agencies of the  Scottish  Executive  to renew the hosting  services  arrangement,  was a negotiated  pricing  matrix  based on an expected  increase  in the total  number of  agencies  using the  software system,  thereby lowering the Scottish  Executive's per entity renewal charge, but was anticipated to provide Elcom
with  an  overall   increasing   recurring  revenue  stream.   The  Capgemini   arrangement   provides  for  annual
inflation-based  increases in all implementation  and hosting services fees. The annual inflation  adjustments have mostly  overcome the first agency  renewal rate  reduction,  which  relates to the hosting  services fees for years three,  four and five of each  arrangement.  Being  mindful  that the  Company  would  receive  the  benefit of the inflation-based  increases and that its  responsibility  is to simply host and maintain what was  anticipated to be
(and is) an increasingly  stable  software  system,  it was not a major point of negotiation.  It is also important to  recognize  that if an agency of the  Scottish  Executive  does not renew (an annual  election on each  agency's part),  Elcom would take that client's  instance of the software  system off line,  and Elcom's  relationship  with that client would end.

Because the  Capgemini  arrangement  is being  accounted  for as a Legacy  Software  arrangement  Elcom  thought it important to explain to the Commission how it approached the pricing of the Capgemini  transaction  and relate that thought  process to its historical VSOE of maintenance  support and unspecified  upgrades as separated from license payments.  In the case of the  Capgemini  arrangement,  Elcom  priced the ongoing  hosting  payments as a proxy for maintenance  support  and  unspecified  upgrades,  which  are  recognized  over the term of each  hosting  services renewal.  In the case of Capgemini,  the hosting services prices charged were  contractually  established and Elcom has achieved  substantive  annual  renewals and payments from Scottish  Executive  customers in accordance with the contract.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

SEC January Comment #5

We note that your Hosted Software  arrangements can include  elements for user based fees and supplier  maintenance fees.  Please expand on the nature of these services and how you account for these  services.  Clarify  whether you have established VSOE of fair value for these services.

In  Elcom's  current  operations,  user  based or  supplier  fees are only  germane  to hosted  services  contracts accounted  for under EITF 00-3 and SAB Topic 13. In certain  arrangements  Elcom's  charges  include  fees based on the number of client  users  accessing  the  software  system,  and in  certain  instances  Elcom  charges a fee to participating  suppliers to maintain the suppliers'  data in the software  system.  All user-based  fees charged to customers,  and  maintenance  fees charged to suppliers  pursuant to hosted  contracts are accounted for under EITF
00-3 and SAB Topic 13,  and  recognized  ratably  over the term  associated  with the amount  billed,  which may be annual,  quarterly  or  monthly.  With  respect to whether  there is an  established  VSOE for  user-based  fees or supplier  maintenance  fees,  the Company  notes that it is  developing  a history of these  charges,  and all such amounts to date are separately stated,  discretely  billable amounts and are recognized as revenue ratably over the related  services  term. To the extent these  services are provided but not  separately  billed in an  arrangement, they would not be  separated  out,  as these items are  recognized  as revenues  ratably  over the related  hosting contract term, whether separately stated or not.

Prior Comment Number 4

SEC January Comment #6

We note that you classify hosting revenue in the `license and other fees' caption on your  consolidated  statements of operations  even though you have concluded  that your hosting  revenue is outside the scope of SOP 97-2 based on the  provisions of EITF 00-3. As paragraph 5 of EITF 00-3 states that such  arrangements  are  considered  `service contracts',  revenue derived from such arrangements  should be classified as service revenue.  Tell us how you plan to comply with this guidance.

Elcom  believed that it would be confusing to its financial  statement  readers if it introduced  another  services line or if it combined hosting revenues with its long-standing  separated line item entitled  professional services revenues.  While we agree that the literature  pronounces the revenues to be service revenues, we also believe that hosting  revenues are a certain type of service  revenues,  distinctly  different from technical time and materials professional  services  revenues,  and importantly to Elcom, one that the readers of Elcom's  financial  statements will  understand.  Accordingly,  in its 2005 10-KSB Elcom has amended its financial  statement  revenue captions as follows:

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Net Revenues:
         License, hosting services and other fees
         Professional services;

The evolution of Elcom's business has already resulted in virtually all  non-professional  services  revenues being generated  from  hosting  services  arrangements,  and Elcom  plans to continue  to  evaluate  how to overcome  the confusion  introduced by the complex revenue  recognition  accounting  requirements,  and attempt to better explain its revenue sources and components in its financial  statements and in its Management's  Discussion and Analysis or
Plan of Operation.  Accordingly,  as previously  noted, in 2006 Elcom plans to further reduce the discussion of SOP
97-2 and SOP 98-9 as the 2004  comparative  amounts  that are  primarily  applicable  to this  literature,  will no longer be included in the Company's financial statements.

Prior Comment Number 5

SEC January Comment #7

We note that you  recognize  revenue in accordance  with SOP 97-2 in the  Capgemini  agreement as Capgemini has the right to take  possession  of the software at their option.  Clarify  whether  Capgemini  would be able to exercise this right  without  significant  penalty.  As part of your  response,  please  address both  distinct  concepts of significant  penalty in footnote 1 of EITF 00-3.  Also,  address your reference to `limited rights' for your Hosted
Software  clients to take  possession  of and operate  the  software  on their own and  whether  this limits  their contractual right to take possession of the software.

Distinctly  different from its other hosted  arrangements as described in Elcom's  response above under the caption
SEC January  Comment #2,  Capgemini  has an  unfettered  right to commence  operating  Elcom's  software  system (a software  system  instance  specific  to the  Capgemini  arrangement)  at any  time.  Elcom and  Capgemini  jointly maintain  a "hot  back-up"  software  system in  Toronto,  Canada at a  Capgemini  site.  Accordingly,  other  than possibly  having to hire  additional  personnel  to operate the  software  system full time,  Capgemini  would have little cost  involved in taking over the hosting  responsibilities,  which Elcom  believes  meets both criteria set out in footnote 1 of EITF 00-3.  Accordingly,  Elcom  believes it meets the delivery  requirements  of EITF 00-3 in the case of the Capgemini  arrangement.  See Elcom's  response above under the caption SEC January  Comment #2 with respect  to the  limited  rights  to  take  possession  of the  software  system  applicable  to its  other  hosted arrangements accounted for under EITF 00-3 and SAB Topic 13.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

SEC January Comment #8

Your response  indicates that the Capgemini  agreement  provided for  substantial  payments upon signing the first, fifth,  eighth and thirteenth  customers,  `in recognition of the  development  effort incurred by Elcom to develop the required system'.  We further note your response which states that `Although certain  additional  modifications were required,  they were completed  within the first contract year, and there were no contractual  provisions that related any of the  contract  payments to the software  modifications'.  Clarify the nature of the  development  or modification  services  as  stipulated  in the  agreement  and how you  accounted  for these  services  pursuant to paragraphs  63  through  71 of SOP  97-2.  As  part of your  response,  clarify  whether  these  services  required significant  modification or  customization of the software to meet the contract  specifications;  see paragraph 74 of SOP 97-2.

The Capgemini  arrangement  required that the Company provide and host an operational software system suite for use by agencies of the Scottish  Executive.  The required  software  system was developed by Elcom over prior years and only slightly modified to support the contract  specifications  before initial delivery to the client.  This is due to the  fact  that,  out of  financial  necessity,  Elcom  bid the  contract  with  its  existing  software  system specifications,  so the  modifications  were minor,  limited  generally  to  creating  Scottish  Executive  sign in screens,  and separating out the Scottish Executive  instances of the software system. The additional  modification required  after initial  delivery was to provide an  "E-tendering"  facility,  which  basically was to integrate an automated request for proposal process in the Scottish  Executive  software system.  Elcom licensed this capability from a third party  before any clients  were  signed,  however the  initial  vendor went  bankrupt,  and Elcom then licensed the capability  from another vendor.  Although the  "E-tendering"  facility was functional  before the end of 2002, it had not yet been accepted by the client,  and  approximately  $300,000 of license fees were deferred at
December 31, 2002,  until  acceptance  was received in early 2003, at which time the deferred fees were  recognized as revenues.

In the  context of  paragraphs  63 through 71 and 74 of SOP 97-2 the Elcom  software  system  required  to meet the
Capgemini  arrangement  specifications would qualify as  "off-the-shelf-software,"  as the modifications to Elcom's software  system were minor.  In addition,  the required  "E-tendering"  facility was not a complex item to procure or bring to operational  status (other than dealing with the failed vendor),  and was  accomplished and accepted by the client without significant difficulty.

SEC January Comment #9

We note that the Capgemini  arrangement  had an original term of seven years.  Please  clarify  whether the license provided to Capgemini is a term or perpetual  license.  We further note that you  initially  delivered the software to  Capgemini  after you  completed  the  modification  of the  software.  Clarify  when  delivery of this  license occurred and whether you  physically  delivered  the license or whether  delivery was the point when  Capgemini had the ability to take immediate possession of the software.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Capgemini has a perpetual  license to use the software  system.  The delivery  point was  considered to be when the minor  modifications  were  completed,  the software  system was ready for use, and Capgemini had the right to take possession of the software system, all of which occurred in the first half of 2002.

SEC January Comment #10

We note you  recognized  license  revenue upon the  achievement  of each  milestone,  i.e.  when the payments  were received  upon signing the first,  fifth,  eighth and  thirteen[th]  customers.  Clarify why you believe that it is appropriate  to record this license fee  essentially  as payments  are received and your basis for this  accounting pursuant to SOP 97-2.

Because the Company had delivered  the software  system and had VSOE of the fair value of the separate fees for all its other  responsibilities,  it  recognized  license  revenue  upon  achievement  of each  milestone  agreed  with
Capgemini in accordance  with  paragraph 8 of SOP 97-2.  Elcom also believes that its  accounting for the milestone payments is consistent with paragraphs 27-28 of SOP 97-2,  considering that certain  milestone  payments could (and did) become due in excess of one year after the Capgemini  arrangement  was finalized  and,  accordingly,  revenues were  recognized as the milestone  payments  became due. A review of Elcom's  10-Q's filed in 2002  indicates  that varying  amounts were deferred from quarter to quarter in 2002,  however by the end of 2002, only $300,000 had been deferred pending client acceptance of the "E-tendering"  facility,  as described in Elcom's response to SEC January
Comment #8 above.  Due to changes in its outside  auditors and personnel,  Elcom does not have knowledge of why the various  deferrals  were made,  however it is likely that the Company was being cautious and wanted to be sure that the Scottish  Executive  software system was fully  functional and operational  before  recognizing the substantial majority of the  revenues,  and  although  Capgemini  had accepted the  software  system in late  2001/early  2002, clients only began to go live and actually use the software system in May of 2002.

SEC January Comment #11

We note your Capgemini revenue  recognition  policy for the elements of this arrangement.  Your response  indicated
that you have  established  `VSOE of the fair value of the  separate  fees for all of its other  responsibilities'.
Clarify  whether  you have  sold your  implementation,  hosting/maintenance,  test  system  and other  professional services  separately in order to establish VSOE of fair value of these elements in accordance  with paragraph 10 of
SOP 97-2.  If so,  clarify  whether the price  charged for the services in your  separate  sales is the same as the price charged for these services in this arrangement.

Elcom has sold and continues to sell  implementation and other  professional  services at rates comparable to those used in the Capgemini  arrangement,  which rates are the basis of the charges.  This history provides Elcom VSOE of its  professional  services  charges  based upon the rates  charged when these  services are sold  separately.  The
Capgemini  arrangement is the only contract that is currently  generating  any  significant  professional  services charges,  and the nature of professional  services being rendered on this arrangement are implementation (for which
Elcom is paid a set fee,  subject to  additional  billings  if the  implementation  takes  more than then  expected amount of time - 15 to 20 days),  training (at time and material rates), and an occasional  programming/integration project.  There is a set fee schedule used by Elcom to price  professional  services,  and Elcom has a demonstrated history of billing and  collecting  for such  services.  Typically,  in the  Capgemini  arrangement,  Elcom is only called upon for programming-type  services (beyond  implementation) if Capgemini does not have the current capacity to handle the proposed project.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

 The test systems are somewhat  peculiar to the Capgemini  arrangement,  and were a highly negotiated item with the
Scottish  Executive.  Each  client  in the  Capgemini  arrangement  can  elect  to  have  separate,  non-production instance(s) of the software  system  available to them for testing and other purposes  (there is no requirement for an agency to elect to use/have a test system  available).  Each test  system is  provided  for a monthly  charge of
(pound)1,000 and can be added or deleted at any time at the clients'  election.  Elcom  recognizes  test system  revenues over the term that each test system is provided.

As  described  previously,  Elcom  priced the  hosting  portion of the  Capgemini  arrangement  based on its Legacy
Software  maintenance/support  agreements,  and the  Capgemini/Scottish  Executive contract is the only arrangement currently  being  accounted  for under SOP 97-2 and SOP 98-9.  Elcom  believes it has  established  the VSOE of the hosting  services charges for this arrangement  because the price charged was  contractually  established and Elcom has achieved  substantive  annual  renewals and payments from Scottish  Executive  customers in accordance with the contract.  Each  client  has the  option to cancel  the  hosting  arrangement  upon each  annual  anniversary.  The
Scottish  Executive  agencies  each pay an annual fee of  approximately  $35,000  (this  amount  was  approximately
$27,000 in 2001,  before the annual  inflation-based  adjustments and change in the sterling to dollar  translation rate)  or a total  of  approximately  $700,000  in  hosting  services  fees in 2005.  The bid  requirements  on the
Capgemini  arrangement  required  that Elcom  provide a single  hosting  services  price point,  as opposed to tier pricing based on the size of each agency,  and as previously noted,  Elcom priced the Capgemini  arrangement in the context of previous Legacy Software agreements.

Subsequent to the Capgemini  arrangement,  and at the present time,  Elcom works toward  pricing  hosting  services arrangements  based on anticipated  transaction  volumes for various  clients.  In 2005,  Elcom's hosting  services fees  ranged  from a low of $21,000 per year to a high of $234,000  per year for its  largest  single  client.  The
$21,000  annual  fee  hosting  services  arrangement  is the only  hosting  services  contract  that was in  effect throughout  2005 and at the time the  Capgemini  arrangement  was entered  into.  The wide range of clients  served explains the wide  variation in hosting  services  pricing.  Hosting  services fees for all clients are  recognized over the term of the hosting arrangement.

As noted  previously,  it is much more  straightforward  for Elcom to provide  hosting  services  in lieu of Legacy
Software  maintenance  and  support,  as  the  majority  of  support/maintenance  issues  in  the  Legacy  Software environment  were due to client  actions at the client site,  out of Elcom's  control.  Because  Elcom  maintains a stable  data  processing  environment,  with  complete  knowledge  of  the  software  system  and  processing,  the difficulties  encountered are minimized,  and when a situation arises Elcom has much more complete knowledge of the issue because it controls the environment,  enabling more efficient problem resolution.  Therefore,  although it is true that the services  rendered in hosting  services  arrangements  and the services  provided in Legacy  Software maintenance  support  and  unspecified  upgrades  are quite  different,  the value and  utility  to the  client are essentially the same, and hence, the amounts clients are willing to pay are also quite similar.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Prior Comment Number 7

SEC January Comment #12

Please tell us how you have applied the guidance in SFAS 150, SFAS 133 and EITF Issue 00-19 in  evaluating  whether the debt conversion  features for the 10% senior convertible  debentures has an embedded derivative that you should separate  from the debt host and account  for at fair value under SFAS 133.  Ensure  your  response  addresses  the conversion  ratio and the  anti-dilution  adjustments  that are  present in your  arrangement.  Refer to EITF Issue
05-2.  Also refer to the  guidance  in section  II.B of the  December 1, 2005  Current  Accounting  and  Disclosure
Issues in the Division of Corporate  Finance.  If you conclude that your  convertible  term notes do not qualify as conventional  convertible  debt,  please give us your  analysis of each of the  conditions  described in paragraphs
12-32 of EITF 00-19 as to whether the embedded  conversion  option is required to be bifurcated  from the debt host and accounted for as a derivative.

When  Elcom  began  the  process  of  raising  funds  via  a  private  placement  of  convertible  debentures  (the
"Debentures"),  it requested a "plain vanilla"  convertible debt document from its legal counsel.  Elcom was on the verge of running out of money,  and the funding was, in essence,  an attempt by  management  to provide the Company with short-term  operating  funds in order to have enough time to identify  another  funding  mechanism,  or in the alternative,  provide  time to enter into an orderly  shut-down  or sale of the  Company.  Because the  substantial majority of the funds were  anticipated  to come from insiders,  Elcom went to  significant  lengths to ensure that the Company was not being disadvantaged in the transaction.

Because the initial  conversion  price of the  Debentures  was $0.1246  (based on a trailing  50-day average of the closing price of the  Company's  common stock on the OTCBB before the first  Debenture  closing) at a time when the common  stock  closed  at a price of $0.22  per  share,  Elcom  has  recorded  substantial  amounts  of  beneficial conversion  feature  ("BCF")  expenses,  and as time  has  progressed,  has had  much to deal  with in terms of the accounting for this "plain  vanilla"  Debenture,  none of which is  representative  of the  originally  anticipated outcome of the  transaction,  nor as the transaction has  consummated,  the actual value  exchanged.  The Company's accounting is further detailed below.

In summary,  Elcom  raised  $1,264,000  in the  Debenture  offering and accrued  interest  totaling  $322,000  from issuance  in  2003  through  December  2005.  In  December  2005,  the  Debentures  and  accrued  interest  thereon automatically  converted  into  34,164,959  shares of  unregistered  (Regulation D) common stock at an adjusted per share  conversion  price of $0.0464343.  In its financial  statements the Company ratably  expensed the $322,000 of interest and also expensed an  additional  $1,586,000 of non-cash  interest  related to the BCF.  While the Company embraces the need to properly follow and implement  required  accounting  treatments,  it has not been  comfortable with the required Debenture accounting.  Of particular confusion to the Company's  stockholders,  was the fact that the  Debentures  were not shown at the face amount,  but instead were netted down by the  unamortized  BCF which in turn also "grossed up" the Company's  equity,  by an amount not achievable  (at that time or since),  other than in the required notional accounting.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Elcom has accounted for its convertible  debentures in accordance with APB 14. Elcom has  supplemented  APB 14 with
EITF's  98-5 and 00-27 to address  the issue of the  conversion  per share  price  being set below an assumed  fair market value at the closing dates, and to address the adjustment required under Elcom's  convertible  debentures in the event of a subsequent  equity  offering at a per share price below the stipulated  conversion  price per share, both of which became the case with Elcom's  convertible  debentures.  Elcom  particularly notes paragraphs 3 and 12 of APB 14, and the  relevant  paragraphs  of EITF's  98-5 and 00-27  cited  herein and in the  September  Response.
Elcom also notes that the recent  adjustment  to the per share  conversion  price is  addressed  in issue 7 of EITF
00-27,  and Elcom has complied with the required  notional  accounting,  which is less than  transparent  for those that attempt to read the Company's financial statements.

Elcom also notes that beyond issuing typical stock options,  Elcom has no experience in derivative  instruments and has  never  knowingly  been  in the  business  of  purchasing  or  issuing  such  instruments.  In the  case of its convertible debentures,  Elcom requested its counsel to draw up a plain vanilla convertible debt instrument,  which
Elcom  believes  occurred.  The  Company  is  concerned  that what it has been  assured  are  conventional,  "plain vanilla" convertible debt terms have been deemed otherwise by accounting  literature,  although the reality is that if Elcom's  counsels'  (legal and accounting)  experience is indicative of convertible  debentures in general,  the current  accounting  pronouncements  have determined  that there are no longer any  conventional  convertible  debt instruments;  all are  deemed  non-conventional,  because  virtually  all would  have a  provision  to  adjust  the conversion  ratio upon the  subsequent  issuance  of equity at a per share price less than the  original  per share conversion price - it is just a matter of the conversion per share price adjustment terms.

Elcom notes the  Commission's  concern  regarding the terms of the Company's  convertible  debentures in respect of the conversion ratio and anti-dilution  adjustments.  The original  conversion ratio of $0.1246 per share was based upon a simple  average of the closing  price of Elcom's  common stock  (OTCBB) for the 50 day period  preceding the first closing of convertible  debentures on April 23, 2003, and this $0.1246 per share price,  compared to the most relevant  closing  trading price of Elcom's common stock at each commitment date was used by Elcom to determine the amount of BCF to record,  as further  described in the Company's  response to SEC January  Comment #14,  below.  In responding  to the  Commission's  comments,  Elcom has  reviewed  the various  SFAS' and EITF's  referenced  by the
Commission,  and provides the following  summary of the terms of its Debentures  that Elcom believes are the source of the Commission's accounting concerns.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

The underlying  convertible debenture agreement provided for a normal anti-dilution  adjustment as follows: "In the event that,  at any time while the  Debenture  is  outstanding,  the  outstanding  shares of Common Stock are, as a result of a stock  split,  stock  dividend,  combination  or exchange  of shares,  exchange  for other  securities, reclassification,  reorganization,  redesignation,  merger,  consolidation,  recapitalization or other such change, including  without  limitation any  transaction  described in Section 424(a) of the Internal  Revenue Code of 1986,
increased or decreased  or changed  into or  exchanged  for a different  number or kind of shares of stock or other securities  of the Company,  then the  Conversion  Price will be multiplied by a fraction of which the numerator is the number of shares of Common Stock  (excluding  treasury  shares,  if any)  outstanding  before such event and of which the  denominator is the number of shares of Common Stock  outstanding  after such event.  Any adjustment made pursuant to this Section will become  effective  immediately  following  the record date for  determination  of the stockholders  entitled to receive such distribution and will become effective  immediately  following the effective date in case of a stock split, combination,  exchange,  reclassification,  reorganization,  redesignation,  merger, consolidation,  or recapitalization." (excerpt from section C.2. of the Company's Debenture).  Elcom believes these are normal anti-dilution provisions, in the context of equity restructurings as defined in SFAS 123R Appendix E.

Elcom  also notes  that its  convertible  debentures  provide  for a  conventional  and  normal  adjustment  of the conversion  ratio as follows:  "Except for the sale of the Debentures in the Offering,  in the event of any sale of
Common Stock, or any securities  convertible into Common Stock, by the Company (the "Subsequent  Equity Issuance"),
at a price less than the initial Conversion Price (or the subsequent  applicable  conversion price), the Conversion
Price will be  adjusted  on  weighted-average  basis  based on the sum of the  fully-diluted  capital  stock of the
Company times the then applicable  Conversion  Price  (initially,  $0.1246),  plus the total amount of the proceeds raised in the Subsequent  Equity Issuance,  divided by the sum of the number of  fully-diluted  shares issued prior to such issuance plus the number of shares  issued in such  issuance.  No  adjustment,  however,  will occur in any case for (i) the exercise (or  conversion)  of  securities  outstanding  on any date of closing with respect to the
Offering,  (ii) stock issued upon the exercise of a warrant  outstanding prior to April 23, 2003 or the exercise of stock options, stock or other stock-based awards to employees,  directors or consultants,  so long as such options, stock or awards are granted under an existing plan or pursuant to a stock  incentive  plan or other grant  approved by the Board of Directors,  (iii) the  issuance or sale of securities  in any  acquisition  of a business or assets approved by the Board of Directors,  or (iv) the  issuance or sale of securities  upon conversion of any Debentures issued in the  Offering."  (excerpt from section C.1. of the Company's  Debenture).  While Elcom believes that this type of per share price  adjustment  feature is ubiquitous in  convertible  debentures,  it also  understands  that under the  restructurings  definition  of SFAS 123R  Appendix  E, that  Elcom's  Debentures  are  deemed to be "not conventional"  and that  therefore it is incumbent on the Company to evaluate the  appropriate  accounting  for its
Debentures and whether the separated out conversion  option,  with a subsequent  equity  issuance price  adjustment feature must be accounted for as a freestanding  instrument.  Fortunately,  what was apparent to Elcom as it worked to research the Commission's  comments,  is more easily  explained in the reality of how the Debenture  transaction was completed in December of 2005.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

The Company has arrived at its conclusions that its Debentures were not conventional  convertible  debentures,  but that nonetheless, the Company's accounting continues to be appropriate, as follows:

A - Elcom's  Debentures  do not meet the  definition of SFAS 133 paragraph  12.a because of the  subsequent  equity issuance price adjustment feature;
B - Elcom's  Debentures  do not meet the scope  exception  of SFAS 133  paragraph  11.a  because of the  subsequent equity  issuance  price  adjustment  feature  disqualifies  the  Debentures  as  a  conventional  convertible  debt instrument;
C - Elcom's  Debentures  meet the  requirement of EITF 00-19  paragraph 12, because only the Company had the option to settle  the  interest  on the  Debentures  in cash,  which  option  was  eliminated  in 2004,  and all  interest accumulated thereon would be (and was) settled in unregistered  common stock.
D - EITF 00-19 paragraph 14 - Elcom is allowed to deliver unregistered shares
E - EITF 00-19 paragraphs 15 to 18 are not applicable
F - EITF 00-19  paragraph  19 - at the time of the  Debenture  issuances  and since,  the Company has had more than adequate  shares  authorized  to  meet  the  conversion  requirements.  Although  the  Company  has  increased  its authorized  share capital during the term of the  Debentures,  the Company  could/would  not have done a subsequent equity  issuance  (which would change the number of shares  required to accommodate  conversion of the  Debentures)
without  anticipating  what the impact of the issuance would be on the Debenture  conversion price, and would never go forward  with an  offering  unless it had all  required  shares  authorized.  Accordingly,  the  Company  was in control of the  allocation/use  of its authorized  common stock,  and would not create a situation  where it lacked adequate authorized common stock.
G - EITF 00-19  paragraph  20 does not apply  because the Company  could  always  calculate,  in advance,  what the impact of a specific  subsequent  equity  issuance  transaction  would be and,  accordingly,  believes  that it was always dealing with a determinate amount of shares of common stock.
H - EITF 00-19  paragraphs 21 to 32 are not applicable (to the separated out conversion  option,  with a subsequent equity issuance price adjustment feature).

As a  consequence  of the EITF 00-19  analysis  noted above,  even though the Company's  Debentures  are within the scope of SFAS 133, and deemed to be  non-conventional,  analysis of the requirements of EITF 00-19 paragraphs 12-32 provides that the Company should not separate out the  conversion  option with a subsequent  equity  issuance price adjustment  feature as a  freestanding  instrument  and account for it as such.  After going through this analysis, the Company  continues to believe that it has properly  accounted for its Debentures in accordance  with APB 14, as supplemented  with EITF's 98-5 and 00-27 to address the issue of the  conversion per share price being set below an assumed fair market value at the closing dates,  and to address the adjustment  required under Elcom's  convertible debentures  in the event of a  subsequent  equity  offering at a per share price  below the  stipulated  conversion price per share, both of which became the case with Elcom's convertible  debentures.  Accordingly,  even though the
Company's Debentures are within the scope of SFAS 133, and deemed to be  non-conventional,  because Elcom meets the requirements of EITF 00-19,  its current  accounting  would be appropriate.  The Company  believes that because its
Debentures  are within the scope of SFAS 133,  the  Debentures  are not within the scope of SFAS 150.  In the event that any of the Company's  determinations are incorrect,  it has provided  additional  information in the following paragraph  concerning  the "value" of the crux of the accounting  concern:  the  subsequent  equity  issuance price adjustment  feature.  The Company believes that if not for the subsequent equity issuance price adjustment feature, the Company's Debentures would have been deemed to be "conventional" by the applicable accounting literature.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

As previously stated, the Elcom went to significant  lengths to structure the Debenture  transaction to ensure that the  Company  was  not  being  disadvantaged  in the  transaction  because  much  of the  Debenture  proceeds  were anticipated  to come from  insiders.  Accordingly,  the price  adjustment  feature,  by  design,  ensured  that any subsequent price  adjustment would produce a new conversion per share price in excess of any subsequent  equity per share  issuance  price - i.e.  it was a  weighted  average  adjustment,  not a full  adjustment  to the  subsequent issuance  price,  nor was it an adjustment to a price less than the  subsequent  issuance  price (which `lower than the  subsequent  issuance  price' is the example in Issue 7 of EITF 00-27).  The fact  pattern when the  Debentures were issued  indicated that Elcom's  prospects were  extremely  limited,  with resources to operate for less than a year,  and a very real prospect of  bankruptcy.  It was also  anticipated  that if Elcom was able to survive,  then the Debentures would be converted by the Company at its first option (April 2007) and  unregistered  (Regulation D)
stock would be issued to settle the Debenture  principal  and  cumulative  interest  accrued  thereon.  The Company believes that the price adjustment  feature,  while a benefit to the Debenture holders,  was of negligible value as the investor could always get a better price on common stock by  participating  in the  "subsequent  issuance," and the investor  would not have to make a very high risk  investment  in Elcom  Debentures  to obtain such  subsequent price. In addition,  the Company's  prospects  remained  limited  throughout the brief term of the Debentures,  and since the  investors  were  destined  to  receive  Regulation  D stock  either  based  upon its  initial  per share conversion  pricing  (for  which the  Company  has  recorded  BCF  expenses),  or in the case of a per share  price adjustment  (for  which  the  Company  has  recorded  additional  BCF  expense),  at a price in  excess of any such subsequent  fair value,  as  determined  by an actual sale of equity.  Elcom does not believe it could obtain money in  exchange  for an  instrument  that  provides a future  right to buy its stock in excess of its then fair value.
The  likelihood of obtaining  value for such an instrument  diminishes  even more when it is expected to be settled in  unregistered  shares of common stock.  As the Debenture  transaction  process was consummated in December 2005, the  Debenture  holders  received  unregistered  (Regulation  D) common  stock at an  adjusted  conversion  rate of
$0.0464343 per share, at the same time that outside  investors were purchasing  unregistered  (under  Regulation S)
common stock at a price of $0.0266 per share.  The Debenture  holders'  common stock  conversion  price was 175% of what third party investors paid for equivalent stock.

SEC January Comment #13

Note that similar  issues to those  described  above may exist related to other  financing or equity  transactions.
Please identify any such transactions and indicate how you addressed the issues described above.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Elcom has entered into various  convertible  debt  arrangements  in 2005,  all of which Elcom  believes  qualify as conventional  convertible  instruments  and, all of which have been settled in cash or stock at this time.  For the debt settled in  Regulation S stock,  the per share price of the stock was equal to the actual per share sale price of  Regulation  S stock  issued in the U.K. in December of 2005,  or in the case of the debt that was settled  with
Regulation D stock, it was priced on a moving weighted  average of the Company's  Regulation S stock as reported on the AIM  Exchange  and the actual  price of the  Regulation  S stock sale  completed  in  December  of 2005,  which resulted  in a per share  price of  $0.0276,  slightly  above the  $0.0266  per share  price of the  December  2005 issuance of  Regulation  S shares (as  anticipated  by the  Company).  The Company does not believe any discount or other notional accounting would apply to these transactions.

SEC January Comment #14

We note that you  concluded  the  amendment  date  would  control  the  accounting  for any  additional  beneficial conversion  feature  based on footnote 1 of EITF 98-5. If you conclude  that it is  appropriate  to apply EITF 98-5 and EITF 00-27 to this  debenture  agreement,  explain how you  considered  the  criteria of Issue 10 of EITF 00-27 when making the  conclusion  the  amendment  date is the  commitment  date for the interest  that is  paid-in-kind.
Further,  you  indicate  that there was no  additional  conversion  discount  at the time of the  amendment  of the debentures,  in part,  as you based your  determination  on the trading of the  Regulation S Shares in the U.K. and your common stock has traded below the  conversion  price since the debenture  agreement.  Clarify the relevance of the trading  price of your  Regulation  S Shares and your common stock  subsequent  to the  commitment  date if you determined the commitment  date of the interest  paid-in-[kind]capital  was the date of the amended  agreement.  If you have  concluded that the commitment  date is the date of the amended  agreement,  you should use the fair value of your  underlying  common  stock at that date to measure the fair value of the  intrinsic  value of the  embedded conversion option of the interest paid-in-kind.  Please advise whether you have complied with this guidance.

As set forth in Elcom's  September  Response,  the Company decided that the date of the amendment would control the accounting  for any  additional  BCF, in accordance  with footnote 1 of EITF 98-5,  concerning  when the commitment occurs.  In addition,  the Company  determined  that there was no additional BCF associated  with the  paid-in-kind
Debenture  interest at the time of the  amendment  (because the most  relevant  common stock was trading  below the conversion  price),  and therefore  there would not be a further BCF recorded over the life of the  Debentures,  in accordance  with the  criteria  of  Issue 10 of EITF  00-27  because  the  Debentures  provide  that all  interest, including any "short period" will be paid-in-kind  upon maturity or conversion at the established  conversion rate, and does not provide  for an  alternative  form of payment,  as set forth in  paragraph  30 of EITF 00-27.  Elcom's treatment  complies with this guidance and the timing of the  commitment is determined in accordance  with footnote
1 of EITF 98-5.

The relevance of the trading range after the time of the amendment was in anticipation  of the pending  issuance of
Elcom common stock (the pricing of which was influenced by the subsequent  trading prices),  which would trigger an anti-dilution  adjustment,  which  adjustment  is a  normal  anti-dilution  feature  in  the  case  of  convertible debentures  such as Elcom's,  both at the original  time of issuance and now (as  discussed in Elcom's  response to
January  Comment #12 above).  On December  20, 2005 Elcom  raised  approximately  $7.7 million upon the issuance of approximately  298.5  million  shares (under  Regulation  S) that were listed on the AIM Exchange in London.  These shares were  issued at 1.5 pence per share,  or  approximately  $0.0266  per share.  At the same time,  the Company issued  approximately  4.6 million shares (under  Regulation D) to the Vice Chairman of Elcom at a price of $0.0276 per share.  Upon these closings the  conversion  price of the  convertible  debentures was adjusted from $0.1246 to
$0.0464343 per share.  All other terms of the Debentures remained the same.

Stephen Krikorian, Accounting Branch Chief
April 17, 2006

Prior to the December offering Elcom had the following  commitment dates: April 2003 and October 2003,  relative to issuing the  convertible  debenture  principal,  and October  2004  relative to the  amendment  that  provided  all interest would be paid-in-kind.  EITF 00-27 issue 7, discusses a normal  convertible debt repricing  feature,  very similar to Elcom's contingent subsequent equity issuance  anti-dilution  weighted average convertible debenture per share  price  adjustment  provisions.  Therefore,  the price  adjustment  upon the  December  stock  sale  closings required  Elcom to increase the  originally  recorded  amount of BCF to an amount  equal  (limited) to the original face  value of the  convertible  debentures  and  cumulative  accrued  interest.  The  amount  of BCF  relative  to principal exceeds the principal and accrued interest amounts of Elcom's convertible  debentures,  but in accordance with  paragraph  6 of EITF 98-5  Elcom is  limiting  the  amount  of BCF to the face  amount  of  principal,  or an additional  BCF of  $517,000  which,  along  with the  unamortized  portion of the  originally  recorded  BCF,  was recognized  as interest  expense  upon the  automatic  conversion  of the  Debentures,  as  described  above in the
Company's response to SEC January Comment #12.

                                              ***********************

         Please feel free to contact me with any  additional  comments or inquiries  you may have. I can be reached directly at  781-501-4015,  or  lmulhern@elcom.com  (fax  781-551-0409),  and my  workdays  at Elcom are currently
Monday, Wednesday, Thursday and Friday.

                                                    Sincerely,

                                              /s/ Laurence F. Mulhern

                                                Laurence F. Mulhern
                                              Chief Financial Officer

cc:      Ms. Lisa Mitrovich, Assistant Chief Accountant
         Mr. Christopher White, Staff Accountant
         Mr. Richard M. Cummings
         Douglas A. Neary, Esquire